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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           KOFAX IMAGE PRODUCTS, INC.
                              (Name of the Issuer)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                 DICOM GROUP PLC
                   DRESDNER KLEINWORT BENSON PRIVATE EQUITY LP
                                 DAVID S. SILVER
                                  DEAN A. HOUGH
                                RONALD J. FIKERT
                                RICHARD M. MURPHY
                                   KEVIN DRUM
                           KOFAX IMAGE PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Titles of Classes of Securities)
                                -----------------

                                    50020010
                     (Cusip Number of Classes of Securities)


                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                                 GRUNDSTRASSE 14
                       CH-6343 ROTKREUZ, ZUG, SWITZERLAND
                               011-41-41-798-3070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:


                                 EUNU CHUN, ESQ.
                              M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                        153 EAST 53RD STREET, 39TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800
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         This Amendment No.3 amends and supplements the Transaction Statement on
Schedule 13E-3 filed on August 3, 1999, as amended on August 4, 1999, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of the Company at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The "Schedule 14D-9" means the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, annexes, amendments or supplements thereto) filed by the Company on August 3, 1999.


ITEM 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger", "Special Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger," in "Special Factors -- Opinions of the Financial Advisors," in "Special Factors -- The Merger Agreement," and in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in Item 4 of the Schedule 14D-9 is incorporated herein by reference.

         (b)-(d) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger", "Special Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger," in "Special Factors -- Opinions of the Financial Advisor" in "Special Factors -- The Merger Agreement," in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company," in "Special Factors -- The Merger Agreement," in "Special Factors -- Certain Effects of the Offer and the Merger," in "Special Factors -- Certain United States Income Tax Consequences" and " Special Factors -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference. The information set forth in Item 4 of the Schedule 14D-9 is incorporated herein by reference.

ITEM 8.       FAIRNESS OF THE TRANSACTION.

         (a)-(f) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger," in "Special Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger,"in "Special Factors -- Opinions of the Financial Advisor" and in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. The information set forth in Item 4 of the Schedule 14D-9 is incorporated herein by reference.


ITEM 17.      MATERIAL TO BE FILED AS EXHIBITS.
         (d)(1)   Amended Offer to Purchase.*

         (g)(2) Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 filed by Merger Sub and Purchaser on August 27, 1999.

         (g)(3) Solicitation/Recommendation Statement on Schedule 14D-9 was filed by the Company on August 3, 1999 and is incorporated by reference.

         (g)(4)   Amendment No. 1 to Solicitation/Recommendation Statement on
                  Schedule 14D-9 filed by the Company on August 3, 1999.





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* Supersedes Offer to Purchase, dated August 3, 1999.
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             IMAGING COMPONENTS CORPORATION



                             By:      /s/ Arnold von Buren
                                      -------------------------
                                      Name:    Arnold von Buren
                                      Title:   Secretary



                             IMAGING ACQUISITION CORPORATION


                             By:       /s/ Arnold von Buren
                                      -------------------------
                                      Name:    Arnold von Buren
                                      Title:   Secretary


                             DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                               PARTNERS LP

                             By:  DRESDNER KLEINWORT BENSON PRIVATE
                                      EQUITY LLC, its General Partner


                             By:      /s/ Alexander P. Coleman
                                      -------------------------
                                      Alexander P. Coleman
                                      Authorized Person

                             KOFAX IMAGE PRODUCTS, INC.


                             By:      /s/ Ronald J. Fikert
                                      -------------------------
                                      Name:    Ronald J. Fikert
                                      Title :  Vice President--Finance,
                                               Chief Financial
                                               Officer and Secretary
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                                    DAVID S. SILVER



                                    /s/ David S. Silver
                                    -------------------------
                                    David S. Silver


                                    DEAN A. HOUGH



                                    /s/ Dean A. Hough
                                    -------------------------
                                    Dean A. Hough


                                    RONALD J. FIKERT



                                     /s/ Ronald J. Fikert
                                    -------------------------
                                    Ronald J. Fikert


                                    RICHARD M. MURPHY



                                     /s/ Richard M. Murphy
                                    -------------------------
                                    Richard M. Murphy


                                    KEVIN DRUM


                                    /s/ Kevin Drum
                                    -------------------------
                                    Kevin Drum


August 27, 1999
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                                  EXHIBIT INDEX

(d)(1)   Amended Offer to Purchase.*

(g)(2) Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 filed by Merger Sub and Purchaser on August 27, 1999.

(g)(3) Solicitation/Recommendation Statement on Schedule 14D-9 was filed by the Company on August 3, 1999 and is incorporated by reference.

(g)(4) Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on August 3, 1999.








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     * Supersedes Offer to Purchase, dated August 3, 1999.